CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended November 30, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Plymouth Rock Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Plymouth Rock Technologies Inc. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at November 30, 2021 and 2020, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity (deficiency) and cash flows for the years ended November 30, 2021, 2020 and 2019, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2021 and 2020, and its financial performance and its cash flows for the years ended November 30, 2021, 2020 and 2019 accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 the Company has not generated positive cash flows from operations since inception. As at November 30, 2021, the Company has a working capital deficiency of $74,128 and an accumulated deficit of $13,867,962. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical Audit Matter

As described in Note 3 to the consolidated financial statements, the Company acquired 100% of the issued and outstanding ordinary shares of Tetra Drones Ltd. ("Tetra Drones") which resulted in the recognition of an intangible asset related to customer relationships. Management assesses whether any indication of impairment exists at the end of each reporting period with respect to finite life intangible assets. In this assessment, management applies significant judgement to assess the existence of impairment indicators that could give rise to the requirement to conduct a formal impairment test. Due to the judgements and assumptions involved in the making this assessment, we identified this area as critical audit matter.

We have determined that the assessment of existence of impairment indicators for the customer relationships is a critical audit matter primarily due to the application of judgment in assessing specific factors such as (a) the high degree of auditor judgement and subjectivity in performing procedures relating to the assessment of indicators of impairment, (b) significant changes with an adverse effect on the use of the intangible asset and (c) current period cash flow or operating losses, combined with very little history of operations associated with the use of the customer relationships. This led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the judgements made by management in their assessment.

Addressing the critical audit matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included amongst others, (a) evaluating the reasonableness of management's assessment of indicators of impairment with respect to the customer relationships, (b) completion of our own assessment of impairment indicators, (c) a review of matters that impact the Company's ability to continue operations, and (d) evaluating whether there were adverse economic changes in the Company's industry by considering external observable market inputs.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, British Columbia
May 2, 2022
We have served as the Company's auditor since 2020.

PLYMOUTH ROCK TECHNOLOGIES INC. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

As at	Note	November 30, 2021	November 30, 2020

ASSETS

Current assets
Cash		$375,046	$24,713
Accounts receivable		11,848	2,786
Sales tax receivable		56,237	4,317
Inventories		11,086	19,695
Prepaid expenses	4	178,321	25,908
Due from related parties	8	-	2,500
Total current assets		632,538	79,919

Non-current assets
Equipment	5	294,188	66,818
Right of use asset	16	72,734	114,648
Intangible assets, net	3,6	549,679	-
Total assets		$1,549,139	$261,385

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	7	$608,385	$242,278
Lease liability	16	39,221	34,105
Current portion of loans payable	10	6,332	-
Due to related parties	8	52,728	46,355
Total current liabilities		706,666	322,738

Non-current liabilities
Lease liability	16	47,125	90,735
Loan payable	10	22,545	-
Total liabilities		776,336	413,473

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	8,12	11,834,582	7,376,763
Contributed surplus	12	2,709,790	1,298,487
Accumulated other comprehensive losses		96,393	65,790
Deficit		(13,867,962)	(8,893,128)

Total shareholders' equity (deficiency)		772,803	(152,088)

Total liabilities and shareholders' equity		$1,549,139	$261,385

Going concern - Note 1
Commitments - Note 15
Subsequent events - Note 20

These consolidated financial statements are authorized for issuance by the Board of Directors on May 2, 2022.

Approved on behalf of the Board:
"Thomas Nash"	"Angelos Kostopoulos"
Thomas Nash, Director	Angelos Kostopoulos, Director

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian dollars)

		Years Ended November 30
	Note	2021	2020	2019
Sales	18	$184,396	$70,931	$28,257
Cost of sales		103,109	31,316	11,891
Gross profit		81,287	39,615	16,366

OPERATING EXPENSES
General and administrative	17	3,320,081	1,596,658	1,905,475
Selling	17	709,010	1,081,478	739,615
Research and development	17	985,006	386,044	399,720
Total expenses		5,014,097	3,064,180	3,044,810

OTHER INCOME (EXPENSES)
Written-off of inventories		-	-	(22,800)
Impairment of development assets		-	-	(1,315,678)
Impairment of goodwill		-	-	(256,874)
Interest income		-	193	14,226
Interest expense		-	(165)	(394)
Paycheck protection program	9	-	100,818	-
Foreign exchange loss		(42,024)	(517)	(2,322)
NET LOSS BEFORE INCOME TAX		(4,974,834)	(2,924,236)	(4,612,286)

Deferred income tax recovery		-	-	245,479
NET LOSS		(4,974,834)	(2,924,236)	(4,366,807)
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain		30,603	19,546	46,244

TOTAL COMPREHENSIVE LOSS		$(4,944,231)	$(2,904,690)	$(4,320,563)

LOSS PER SHARE, basic and diluted		$(0.09)	$(0.08)	$(0.14)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING, basic and diluted		53,075,143	37,525,451	32,157,904

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) (Expressed in Canadian dollars)

	Share capital
	Number of shares	Amount	Shares to be issued	Contributed Surplus	Deficit	Accumulated other comprehensive losses	Total
Balance, November 30, 2018	31,761,300	5,311,034	-	185,024	(1,602,085)	-	3,893,973

Net loss for the year	-	-	-	-	(4,366,807)	-	(4,366,807)
Shares issued for warrants exercised	910,300	187,120	-	-	-	-	187,120
Stock-based compensation	-	-	-	692,091	-	-	692,091
Shares issued for options exercised	125,000	37,500	-	-	-	-	37,500
Fair value of agent warrants exercised	-	127,254	-	(127,254)	-	-	-
Fair value of options exercised	-	13,590	-	(13,590)	-	-	-
Shares to be issued	-	-	22,811	-	-	-	22,811
Foreign currency translation	-	-	-	-	-	46,244	46,244
Balance, November 30, 2019	32,796,600	5,676,498	22,811	736,271	(5,968,892)	46,244	512,932

Net loss for the year	-	-	-	-	(2,924,236)	-	(2,924,236)
Shares issued for warrants exercised	1,233,334	246,667	-	-	-	-	246,667
Private placements	8,232,330	1,367,325	(22,811)	83,109	-	-	1,427,623
Share issuance costs	-	(38,727)	-	-	-	-	(38,727)
Shares issued as compensation	500,000	125,000	-	-	-	-	125,000
Stock-based compensation	-	-	-	479,107	-	-	479,107
Foreign currency translation	-	-	-	-	-	19,546	19,546
Balance, November 30, 2020	42,762,264	$7,376,763	$-	$1,298,487	$(8,893,128)	$65,790	$(152,088)

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) (Expressed in Canadian dollars)

	Share capital
	Number of shares	Amount	Contributed Surplus	Deficit	Accumulated other comprehensive gain	Total

Balance, November 30, 2020	42,762,264	$7,376,763	$1,298,487	$(8,893,128)	$65,790	$(152,088)

Net loss for the year	-	-	-	(4,974,834)	-	(4,974,834)
Foreign currency translation gain	-	-	-	-	30,603	30,603
Shares issued for warrants exercised	6,129,572	1,332,727	-	-	-	1,332,727
Fair value of warrants exercised	-	36,859	(36,859)	-	-	-
Shares issued for options exercised	425,000	222,500	-	-	-	222,500
Fair value of options exercised	-	158,106	(158,106)	-	-	-
Private placements	8,930,000	2,749,000	287,499	-	-	3,036,499
Fair value of broker warrants granted	-	(174,427)	174,427	-	-	-
Shares issued to finders	336,250	(100,500)	-	-	-	(100,500)
Cash paid to finders		(74,180)	-	-	-	(74,180)
Shares issued as compensation	656,250	307,734	-	-	-	307,734
Stock-based compensation	-	-	1,144,342	-	-	1,144,342

Balance, November 30, 2021	59,239,336	$11,834,582	$2,709,790	$(13,867,962)	$96,393	$772,803

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. Consolidated Statements of Cash Flows (Expressed in Canadian dollars)

	Years Ended November 30
	2021	2020	2019

Cash Provided By (Used In)

Operating Activities
Net loss for the year	$(4,974,834)	$(2,924,236)	$(4,366,807)
Items not affecting cash:
Stock-based compensation	1,144,342	479,107	692,091
Amortization expense	143,783	41,201	1,717
Interest accretion	14,760	20,449	-
Impairment of development assets	-	3,576	1,286,094
Impairment of goodwill	-	-	256,876
Write-off of inventory	-	-	22,800
Interest expense	-	-	394
Consulting fees	307,734	125,000	-
Deferred income tax recovery	-	-	(245,479)

Changes in non-cash working capital:
Sales tax receivable	(51,583)	2,993	(1,324)
Accounts receivable	(9,062)	(1,334)	(1,488)
Inventories	8,609	(19,695)	-
Prepaid expenses	(140,868)	77,590	(55,627)
Due from related parties	2,500	(22,570)	(20,673)
Due to related parties	(8,894)	36,320	9,792
Accounts payable and accrued liabilities	122,411	67,084	104,272
Net cash used in operating activities	(3,441,102)	(2,114,515)	(2,317,362)

Investing Activities
Purchase of equipment	(204,305)	(57,518)	(14,175)
Acquisition of Tetra, net of cash deficiency	(369,038)	-	-
Development expenses	-	(3,576)	-
Net cash used in investing activities	(573,343)	(61,094)	(14,175)

Financing Activities
Common shares issued for cash, net of share issuance costs	4,417,047	1,635,564	224,619
Lease payments	(48,175)	(48,473)	-
Repayment of loan payable	(42,430)	-	(52,256)
Net cash provided by financing activities	4,326,442	1,587,091	172,363

Increase (decrease) in cash	311,997	(588,518)	(2,159,174)

Effect of foreign exchange rate changes on cash	38,336	30,112	(1,401)
Cash, beginning of the year	24,713	583,119	2,743,694

Cash, end of the year	$375,046	$24,713	$583,119

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Plymouth Rock Technologies Inc. (the "Company") was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 206 - 1045 West 8th Avenue, Vancouver, B.C., V6H 1C3.

On March 10, 2016, the Company's common shares commenced trading on the CSE. On January 8, 2019, the Company's common shares commenced trading on the Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH. Effective August 27, 2019, the Company's common shares commenced trading on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

Since the Company completed its business acquisition with Plymouth Rock Technologies Inc. ("Plymouth Rock USA") in 2018, it has changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with the trading symbol "PRT" on November 1, 2018. As a result of the acquisition, the Company's principal business activity through its subsidiary, Plymouth Rock USA ("PRT USA"), was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging, and Unmanned Aerial System ("UAS") technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

On March 26, 2021, the Company incorporated a subsidiary in United Kingdom, Plymouth Rock Technologies UK Limited ("PRT UK"). The purpose of PRT UK is to augment the Company's existing research and development of its drone technologies for the US and EMEA markets.

On June 4, 2021, the Company completed its acquisition of Tetra Drones Limited ("Tetra") (Note 3). The acquisition of Tetra provides the Company with drones production line in the United Kingdom.

Going Concern

These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. At present, the Company's operations do not generate cash flows from operations. The Company has incurred losses since inception and has a comprehensive loss of $4,944,231 for the year ended November 30, 2021, (2020 - $2,904,690) and had an accumulated deficit of $13,867,962 (2020 - $8,893,128). The ability of the Company to continue as a going concern is dependent on achieving profitable operations, commercializing its technologies, and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self- sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations. These factors and uncertainty casts significant doubt about the Company's ability to continue as a going concern and therefore it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company is not expected to be profitable during the ensuing 12 months, and therefore, must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the year ended November 30, 2021, the Company received net cash proceeds of $4,417,047 (November 30, 2020 - $1,635,564) pursuant to financing activities. Management has been successful in raising capital through periodic private placements of the Company's common shares in the past, however there is no certainty that financing will be available in the future, or certainty that management's planned actions to address this situation will be successful.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (continued)

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future rather than a process of forced liquidation. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Such adjustments could be material.

In March 2020, the World Health Organization declared a global pandemic known as COVID-19. The expected impacts on global commerce are expected to be far reaching. Material uncertainties may come into existence that could influence management's going concern assumption. The duration and impact of the COVID-19 outbreak is currently unknown and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its subsidiaries, in future periods, such as:

  This will and has impacted demand and testing for the Company's products and services in the near term and will and has impacted the Company's supply chains.
  It may and has also impacted the availability of external funding sources during this year.
  the effect on labor availability due to the severity and the length of potential measures taken by governments to manage the spread of the disease.

Management continues to closely evaluate the impact of COVID-19 on the Company's business.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements ("Financial Statements") have been prepared in accordance with IFRS as issued by the International Accounting Standard Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These Financial Statements are authorized for issue by the Board of Directors on May 2, 2022.

These Financial Statements have been prepared on the historical cost basis. In addition, these Financial Statements have been prepared using the accrual basis of accounting.

These Financial Statements are presented in Canadian dollars, which is the Company's functional currency. The functional currency of PRT USA is U.S. Dollars and the functional currency of PRT UK and Tetra is British Pound Sterling ("£"). The assets and liabilities of PRT USA, PRT UK and Tetra are translated into Canadian dollars at the rate of exchange prevailing at the reporting date and their income and expense items are translated at average exchange rates for the period. Exchange differences arising on the translation are recognized in other comprehensive income.

Significant accounting judgments, estimates and assumptions

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of income and expenses during the period. Actual results could differ from these estimates.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

Significant judgements and estimates used in preparing the Financial Statements include, but are not limited to the following:

(i) Deferred taxes

The calculation of deferred tax is based on the ability of the Company to generate future taxable income, the estimation of which is subject to significant uncertainty as to the amount and timing. The calculation of deferred tax is also based on assumptions, which are subject to uncertainty as to timing and which tax rates are expected to apply when temporary differences reverse. Deferred tax recorded is also subject to uncertainty regarding the magnitude on non-capital losses available for carry forward and of the balances in various tax pools as the corporate tax returns have not been prepared as of the date of financial statement preparation.

(ii) Stock-based compensation

The fair value of stock options and finders' warrants issued are subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected lift, volatility of share prices, risk-free rate and dividend yield, changes in subjective input assumptions can materially affect the fair value estimate.

(iii) Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit ("CGU") exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm's length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model.

At November 30, 2019, Management was unable to project cash flows that can be generated from its CGUs and consequently, the intangible assets acquired and the goodwill generated from a previously completed business acquisition were determined to be impaired, therefore an impairment loss of $1,572,552 was charged for the 2019 year end. No impairment loss was recorded during the years ended November 30, 2020 and 2021.

Significant judgments used in the preparation of these Financial Statements include, but are not limited to the following:

(i) Going concern

Management has applied judgements in the assessment of the Company's ability to continue as a going concern when preparing its Financial Statements for the year ended November 30, 2021. Management prepares the Financial Statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

(i) Going concern (continued)

In assessing whether the going concern assumption is appropriate, management accounts for all available information about the future, which is at least, but is not limited to, 12 months from the end of the reporting period.

(ii) Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition disclosed in Note 3 was an asset acquisition.

(iii) Intangible assets

Intangible assets can be capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. To determine if the future economic benefit is probable depends on the successful commercialization of its technologies and that in turn depends on the management's judgement and knowledge. As at November 30, 2021, the Company has customer relationships reported as intangible assets that are being amortized over a period of three years from date of acquisition.

Cash

Cash consists of amounts held in banks and highly liquid investments with limited interest and credit risk.

Consolidation

The Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances, transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated. The Company's subsidiaries are presented in the table below. PRT USA was incorporated under the General Corporation Law of the State of Delaware on March 22, 2018. PRT UK was incorporated under the General Corporation Law for England and Wales on March 26, 2021 and Tetra was acquired on June 4, 2021.

Entity	Country of incorporation	Effective economic interest
PRT USA	United States of America	100%
PRT UK	United Kingdom	100%
Tetra	United Kingdom	100%

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

Intangible assets that are reflected in the consolidated statements of financial position consist of assets acquired through business combinations or assets acquisition. Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost). An intangible asset is regarded as having an indefinite useful life when, based on all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows. Accordingly, the Company does not amortize these intangible assets, but reviews them for impairment, annually or more frequently if events or changes in circumstances indicate that the assets might be impaired.

Development costs for internally-generated intangible assets are capitalized when all of the following conditions are met:

  technical feasibility can be demonstrated;
  management has the intention to complete the intangible asset and use it;
  management can demonstrate the ability to use the intangible asset;
  it is probable that the intangible asset will generate future economic benefits;
  the Company can demonstrate the availability of adequate technical, financial and other resources to complete the development and to use the intangible asset; and
  costs attributable to the asset can be measured reliably.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditures are charged to the consolidated statements of loss and comprehensive loss in the period in which they are incurred.

Intangible assets with finite life are amortized over the estimated useful lives.

Equipment

Recognition and measurement

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing the items. The corresponding liability is recognized within provisions.

Equipment is subsequently measured at cost less accumulated amortization, less any accumulated impairment losses.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net within other income in profit or loss.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment (continued)

Amortization

Half of the normal amortization is taken in the year of acquisition for equipment with declining balance method. The amortization rates applicable to each category of property and equipment are as follows:

Computer equipment 55% declining balance

Furniture 20% declining balance
Leasehold improvements 30% declining balance
Demo equipment  20% declining balance

Vehicles 30% declining balance

Inventories

The Company values inventories at the lower of cost and net realizable value. Cost includes the costs of purchases net of vendor allowances plus other costs, such as transportation, that are directly incurred to bring the inventories to their present location and condition.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company. The acquiree's identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. Acquisition related costs are recognized in profit or loss as incurred. The excess of the consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

Share capital

The Company records proceeds from the issuance of its common shares as equity. Proceeds received on the issuance of units, consisting of common shares and warrants are allocated between the common share and warrant component. The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted price on the issuance date. The remaining proceeds, if any, are allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. Management does not expect to record a value to the warrant in most equity issuances as unit private placements are commonly priced at market or at a permitted discount to market. If the warrants are issued as share issuance costs, the fair value of agent's warrants are measured using the Black-Scholes option pricing model and recognized in equity as a deduction from the proceeds.

If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

Incremental costs directly attributable to the issue of new common shares are shown in equity as a deduction, net of tax, from the proceeds. Common shares issued for consideration other than cash are valued based on their market value at the date that shares are issued.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation

The Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation expense is recognized when the options are granted with the same amount being recorded as contributed surplus. The expense is determined using an option pricing model that accounts for the exercise price, the term of the option, the current share price, the expected volatility of the underlying shares, the expected dividend yield, and the risk-free interest rate for the term of the option. If the options are exercised, contributed surplus will be reduced by the applicable amount. Stock-based compensation Share-based payment calculations have no effect in the Company's cash position.

Earnings (loss) per share

Basic earnings (loss) per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share are calculated using the treasury stock method. This method assumes that common shares are issued for the exercise of options, warrants and convertible securities and that the assumed proceeds from the exercise of options, warrants and convertible securities are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during the periods in which a net loss is incurred as the effect is anti-dilutive.

Financial instruments

Financial assets

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Subsequent to initial recognition, all financial assets are classified and subsequently measured at amortized cost. Interest income is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash, accounts receivable and due from related parties.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets (continued)

The Company reclassifies debt instruments only when its business model for managing those financial assets has changed. Reclassifications are applied prospectively from the reclassification date and any previously recognized gains, losses or interest are not restated.

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions.

The Company applies the simplified approach for accounts receivable that do not contain a significant financing component. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets' contractual lifetime.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial liabilities

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains, and losses relating to a financial liability are recognized in profit or loss. Financial liabilities measured at amortized cost are comprised of accounts payable, lease liability, loans payable and due to related parties.

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Interest

Interest income and expense are recognized in profit or loss using the effective interest method.

The 'effective interest rate' is the rate that exactly discounts estimated future cash payments over the expected life of the financial instrument to the gross carrying amount of the financial asset or the amortized cost of the financial liability. The effective interest rate is calculated considering all contractual terms of the financial instruments, except for the expected credit losses of financial assets.

The 'amortized cost' of a financial asset or financial liability is the amount at which the instrument is measured on initial recognition minus principal repayments, plus or minus any cumulative amortization using the effective interest method of any difference between the initial amount and maturity amount and adjusted for any expected credit loss allowance. The 'gross carrying amount' of a financial asset is the amortized cost of a financial asset before adjusting for any expected credit losses.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest (continued)

Interest income and expense is calculated by applying the effective interest rate to the gross carrying amount of the financial asset (when the asset is not credit-impaired) or the amortized cost of the financial liability.

Where a financial asset has become credit-impaired subsequent to initial recognition, interest income is calculated in subsequent periods by applying the effective interest method to the amortized cost of the financial asset. If the asset subsequently ceases to be credit-impaired, calculation of interest income reverts to the gross basis.

Offsetting

Financial assets and financial liabilities are offset, with the net amount presented in the statement of financial position, when, and only when, the Company has a current and legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or when arising from a group of similar transactions if the resulting income and expenses are not material.

Revenue recognition

Revenue is recognized by applying the five-step model under IFRS 15. The Company recognizes revenue when, or as the goods or services are transferred to the control of the customer and performance obligations are satisfied. The Company's revenue is comprised of sales of its radar systems, radar components and engineering design and development services. The Company's revenue is recognized when control of the goods has been transferred, being when the goods are delivered to customers and when all performance obligations have been fulfilled. The amounts recognized as revenue represent the fair values of the considerations received or receivable from third parties on the sales of goods to customers, net of goods and services taxes and less returns, and discounts, at which time there are no conditions for the payment to become due other than the passage of time. For its engineering design and development services, revenue is recognized when the service has been rendered.

Government Grants

Government grants are recognized at fair value once there is reasonable assurance that the Company will comply with the conditions attached to the grants and that the grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. A forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to equity items, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted at period end, adjusted for amendments to tax payable with regards to previous years. Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting profit (loss) nor taxable profit (loss); and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Parties are also considered to be related if they are subject to common control and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Leases

The company adopted IFRS 16 effective December 1, 2019. The Company chose to adopt the modified retrospective approach on transition to IFRS 16 and has chosen not to restate comparative information in accordance with the transitional provisions in IFRS 16. As a result, the comparative information continues to be presented in accordance with the Company's previous accounting policies. The adoption of IFRS 16 resulted in the recognition of a right-of-use asset and a lease liability measured at the present value of the future lease payments on the consolidated statements of financial position. An amortization expense on the right-of-use asset and an interest expense on the lease liability has replaced the operating lease expense. IFRS 16 has changed the presentation of cash flows relating to leases in the Company's consolidated statements of cash flows, however, it does not cause a difference in the amount of cash transferred between the parties of the lease. In accordance with the transition of IFRS 16, the Company recognized a right-of-use asset and lease liability of $152,864 at the adoption date. When measuring lease liabilities, the Company's incremental borrowing rate applied was 15% per annum.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

New IFRS standards that are effective for the current year

In October 2018, the IASB issued "Definition of a Business (Amendments to IFRS 3)". The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted this amendment on December 1, 2020 and has determined that there has been no material impact to the Company's consolidated financial statements.

Accounting standards, amendments and interpretations not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the IFRIC during the year but are not yet effective. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

IAS 1 - Presentation of Financial Statements ("IAS 1") - Classification of Liabilities as Current or Noncurrent were amended to clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of 'settlement' to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier adoption is permitted.

IAS 16 - Property, Plant and Equipment - Proceeds before Intended Use - The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognizes such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier adoption is permitted.

These new and amended standards are not expected to have a material impact on the Company's consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3. ACQUISITION

On June 4, 2021, the Company acquired the 100% issued and outstanding ordinary shares of Tetra from two arm's length parties for £350,000. Tetra was a privately held UK-based company which develops custom-made, Unmanned Aircraft Systems ("UAS"). The consideration of £350,000 ($579,682) is payable as follows:

1) An amount of £35,000 ($60,021) (paid) within 7 days after the date the Definitive Agreement were executed and delivered by all parties;

2) An amount of £35,000 ($60,479) (paid) within 21 days of the initial payment as described in instalment 1 above;

3) An amount of £140,000 ($236,411) (paid) within 120 days of the second instalment as described above; and

4) The remaining balance of £140,000 ($222,771) is included in accounts payable and accrued liabilities) and will be paid within 120 days of the third instalment.

The Company applied the optional concentration test permitted under IFRS 3 to the acquisition which resulted in the acquired assets being accounted for as an asset acquisition. As such the purchase price was allocated to the identifiable assets and liabilities based on their fair values at the date of acquisition.

The allocation of the consideration for the purposes of the consolidated statements of financial position is as follows:

Total Consideration
Cash	$579,682

Net assets acquired (liabilities assumed)
Cash indebtedness	$(12,127)
Equipment	27,799
Prepaid expenses	11,131
Due to a related party	(13,699)
Bank loan	(40,447)
Accounts payable	(19,210)
Vehicle loan	(30,859)
Net assets acquired (liabilities assumed)	$(77,412)

Purchase price allocation
Net identifiable assets acquired	$(77,412)
Customer relationships	657,094
$579,682

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

4. PREPAID EXPENSES

As at November 30, 2021 and 2020, the Company's prepaid expenses consist of the following:

	November 30, 2021	November 30, 2020

Advertising and promotions	$127,664	$9,494
Rent	11,211	10,993
Other	39,446	5,421
	$178,321	$25,908

As at November 30, 2021, other includes $5,513 in prepayment to related parties (November 30, 2020 - $4,000) (Note 8).

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

5. EQUIPMENT

	Computer	Furniture	Vehicles	Leasehold improvement	Demo equipment	Total
	$	$	$	$	$	$
Cost:
Balance at November 30, 2019	1,726	12,455	-	-	-	14,181
Additions	-	-	-	-	61,162	61,162
Foreign currency translation adjustment	(42)	(304)	-	-	(3,644)	(3,990)
Balance at November 30, 2020	1,684	12,151	-	-	57,518	71,353
Additions (Note 3)	22,664	7,244	16,243	3,881	184,484	234,516
Foreign currency translation adjustment	(320)	(124)	(229)	(55)	(2,255)	(2,983)
Balance at November 30, 2021	24,028	19,271	16,014	3,826	239,747	302,886

Accumulated Depreciation:
Balance at November 30, 2019	473	1,244	-	-	-	1,717
Amortization	702	2,283	-	-	-	2,985
Foreign currency translation adjustment	(41)	(126)	-	-	-	(167)
Balance at November 30, 2020	1,134	3,401	-	-	-	4,535
Amortization	561	2,055	1,201	287	-	4,104
Foreign currency translation adjustment	21	17	17	4	-	59
Balance at November 30, 2021	1,716	5,473	1,218	291	-	8,698

Net Book Value:
At November 30, 2020	550	8,750	-	-	57,518	66,818
At November 30, 2021	22,312	13,798	14,796	3,535	239,747	294,188

As at November 30, 2021, the demo equipment is under construction and thus it is not available for use. As a result, there was no amortization taken on the equipment.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

6. INTANGIBLE ASSETS

During the year ended November 30, 2021, the Company acquired Tetra, see Note 3. Included in the acquisition is the identifiable intangible asset, customer relationships valued at $657,094. The intangible asset is being amortized over its estimated useful life of 3 years.

Previously, the Company's intangible assets were composed of the assets acquired from the acquisition of Plymouth Rock USA. The Company is in the process of developing and commercializing the following intangible assets: (1) A Millimeter Remote Imaging from Airborne Drone ("Drone X1 System"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti"). These assets can remotely detect, locate and identify the presence of threats.

Cost:	Customer relationship	Drone X1 System	Shoe- Scanner	Wi-Ti	Total
Balance at November 30, 2018	$-	$868,547	$-	$372,234	$1,240,781
Additions	-	-	30,000	-	30,000
Impairment	-	(900,260)	(29,592)	(385,826)	(1,315,678)
Foreign currency translation adjustment	-	31,713	(408)	13,592	44,897
Balance at November 30, 2019 and 2020	-	-	-	-	-
Additions	657,094	-	-	-	657,094
Balance at November 30, 2021	657,094	-	-	-	657,094

Accumulated amortization:
Balance at November 2018, 2019 and 2020-	-	-	-	-	-
Amortization	(107,415)	-	-	-	(107,415)
	(107,415)	-	-	-	(107,415)
Net book value
Balance at November 30, 2020 and 2019-		-	-	-	-
Balance at November 30, 2021	$549,679	$-	$-	$-	$549,679

For impairment testing purpose, the Company identified that each intangible asset is a separate cash- generating unit ("CGU'). Management was unable to project cash flows that could be generated from each of the CGUs, and consequently an impairment loss to write-down the carrying amounts to $nil was recognized during the year ended November 30, 2019.

During the year ended November 30, 2019, the development costs of $399,720 were expensed as management was unable to demonstrate the future economic benefits to be generated from the utilization of the assets.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

7. ACCOUNTS PAYABLE

As at November 30, 2021 and 2020, the Company's accounts payable consist of the following:

	November 30, 2021	November 30, 2020

Professional fees	$92,078	$74,178
Funds to be returned to investors	43,046	43,046
Advertising costs	42,241	5,164
Due to former shareholder of Tetra	222,771	-
Payroll	33,173	-
Development costs	123,334	77,675
Others	51,742	42,215
	$608,385	$242,278

As at November 30, 2021, an amount of £140,000 ($222,771) (November 30, 2020 - $Nil) was payable to a former shareholder of Tetra in connection with the acquisition of Tetra, see Note 3.

8. RELATED PARTY TRANSACTIONS AND BALANCES

Key management compensation

The amounts due to and from related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and due on demand. These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Key management is comprised of directors and officers of the Company.

As at November 30, 2021, $Nil (November 30, 2020 - $2,500) was due from directors and officers of the Company.

As at November 30, 2021, $52,728 (November 30, 2020 - $46,355) was due to directors and officers of the Company as follows:

	November 30, 2021	November 30, 2020

Company controlled by Former Chief Financial Officer	$-	$3,865
Company controlled by Corporate Secretary	10,500	-
Chief Executive Officer of the Company	561	823
Director	41,667	41,667
	$52,728	$46,355

As at November 30, 2021, prepaid expenses include prepayments of $5,513 (November 30, 2020 - $4,000) to a company controlled by the corporate secretary.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

8. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

During the years ended November 30, 2021, 2020 and 2019, the Company entered into the following transactions with related parties:

	November 30, 2021	November 30, 2020	November 30, 2019
Management fees	$118,000	$114,125	$123,000
Consulting fees	307,734	166,667	-
Accounting fees	36,202	22,852	24,490
Rent	5,000	20,000	-
Stock-based compensation	410,132	271,993	260,145
Salaries and benefits to CEO	313,626	133,387	318,790
	$1,190,694	$729,024	$726,425

 Management fees consisted of the following:

	November 30, 2021	November 30, 2020	November 30, 2019
Company controlled by Interim CFO and Corporate Secretary	$63,000	$55,125	$63,000
Company controlled by Former CFO	55,000	59,000	60,000
	$118,000	$114,125	$123,000

During the year ended November 30, 2021, the Company issued 656,250 (2020 - 500,000 and 2019 - nil) common shares valued at $307,734 (2020 - $166,667 and 2019 - $nil) to a director of the Company for consulting services (Note 12).

During the year ended November 30, 2021, accounting fees of $36,202 (2020 - $22,852 and 2019 - $24,490) and rent of $5,000 (2020 - $20,000 and 2019 - $nil) were paid or accrued to a Company controlled by the Former CFO.

During the year ended November 30, 2021, the Company had 1,725,000 stock options held by the CEO, Former CFO, the Corporate Secretary, and the Company's directors. The amount recognized as expense for these options for the year ended November 30, 2021 is as follows:

	November 30, 2021		November 30, 2020		November 30, 2019
	Number of options held	Expense for the year (vested)	Number of options held	Expense for the year (vested)	Number of options held	Expense for the year (vested)
CEO	600,000	$133,275	400,000	$44,455	400,000	$113,077
Former CFO	150,000	33,319	100,000	11,113	100,000	28,269
Corporate Secretary	150,000	33,319	100,000	11,113	100,000	28,269
Directors	825,000	210,219	1,050,000	205,312	250,000	90,530
	1,725,000	$410,132	1,650,000	$271,993	850,000	$260,145

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

9. GOVERMENT ASSISTANCE RECEIVED

On May 4, 2020, the Company received a CARES Act Paycheck Protection Program Loan ("PPP Loan") of US$75,000 ($100,818). The PPP Loan bore interest at 1% per annum and was repayable monthly staring on December 4, 2020.

During the year ended November 30, 2020 , the PPA Loan was forgiven as the Company met the requirements and as a result, the amount of $100,818 was treated as a government grant and was offset against operating expenses on the consolidated statements of loss and comprehensive loss.

10. LOAN PAYABLE

As at November 30, 2021, the Company assumed the loan payable related to the vehicle acquired from Tetra as described in note 3. The interest rate and maturity date are as follows:

	Principal	Principal	Interest	Commencement	Maturity	Balance, November 30, 2021
Vehicle	£ 13,000	$30,859	6.95%	May 2, 2019	June 2, 2024	$28,877

The vehicle is collateral for the loan. In the event of default in payments, the interest is increased to 13.9% on the overdue amount. As at November 30, 2021, an amount of $6,332 represents the repayment of loan payable for the next 12 months period.

11. CAPITAL MANAGEMENT

The Company considers its capital structure to include net residual equity of all assets, less liabilities. The Company's objectives when managing capital are to (i) maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern; (ii) maintain a capital structure that allows the Company to pursue the development of its projects and products; and (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders commensurate with risk.

The Company's financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12. SHARE CAPITAL

(a) Common Shares

Authorized: Unlimited number of common shares without par value

As at November 30, 2021, there were 59,239,336 common shares issued and outstanding (November 30, 2020 - 42,762,264).

As at November 30, 2021, the Company has Nil common shares (2020 - 607,500) held in escrow.

During the year ended November 30, 2021

On January 29, 2021, the Company issued 3,180,000 Units at $0.20 per unit for proceeds of $636,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.25 for five years. The Company paid cash of $10,480, issued 170,000 finders' Units with a fair value of $34,000 and 222,400 broker warrants as finder's fees . Each finder's Unit comprised of one common share and one full non-transferable common share purchase warrant with exercise price of $0.25 per share for five years. The broker warrants are exercisable at $0.25 per share for five years.

On August 9, 2021, the Company issued 5,750,000 Units at $0.40 per unit for proceeds of $2,300,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.50 for five years. The Company paid cash of $63,700, issued 166,250 finders' Units with a fair value of $66,500 and 325,750 broker warrants as finder's fees. Each finders' Unit comprised of one common share and one full non-transferable common share purchase warrant, with exercise price of $0.50 per share for five years. The broker warrants are exercisable at $0.50 per share for five years.

During the year ended November 30, 2021, the Company issued 425,000 common shares for gross proceeds of $222,500 from the exercise of 425,000 stock options at $0.50 to $0.60 per share.

During the year ended November 30, 2021, the Company issued 6,129,572 common shares for gross proceeds of $1,332,727 from the exercise of 6,129,572 share purchase warrants at $0.20 to $0.50 per share.

During the year ended November 30, 2021, the Company issued 656,250 common shares with total fair value of $307,734 were issued as compensation for consulting fees to a director (note 8).

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(a) Common Shares (continued)

During the year ended November 30, 2020

On September 30, 2020, the Company issued 50,000 common shares pursuant to the exercise of 50,000 share purchase warrants at $0.20 per share.

On September 30, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a director (Note 8) valued at a total of $62,500.

On September 30, 2020, the Company issued an aggregate of 1,335,165 units at a price of CDN$0.30 per unit for gross proceeds of $400,550. Each Unit consists of one common share and one-half of one non- transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $40,055.

On September 30, 2020, the Company issued 50,000 units at a fair value of $22,811 pursuant to the binding agreement with Aerowave Corporation. Each Unit consists of one common share and one-half of one non- transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $1,500.

On September 24, 2020, the Company issued 100,000 common shares pursuant to the exercise of 100,000 share purchase warrants at $0.20 per share.

On September 22, 2020, the Company issued 100,000 common shares pursuant to the exercise of 100,000 share purchase warrants at $0.20 per share.

On August 21, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a Director (Note 8) valued at a total of $62,500.

On August 13, 2020, the Company issued 483,334 common shares pursuant to the exercise of 483,334 share purchase warrants at $0.20 per share.

On July 3, 2020, the Company issued 500,000 common shares pursuant to the exercise of 500,000 share purchase warrants at $0.20 per share.

On May 15, 2020, the Company issued an aggregate of 3,718,831 units at a price of $0.15 per unit for gross proceeds of $557,825. Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until May 15, 2022.

On April 24, 2020, the Company issued an aggregate of 3,128,334 units at a price of $0.15 per unit for gross proceeds of $469,250. Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until April 24, 2022.

In connection with the April 24, 2020 and May 15, 2020 private placements, the Company paid $38,727 in share issuance costs.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(a) Common Shares (continued)

On February 4, 2020, the Company arranged a non-brokered private placement financing of up to 10,000,000 units of securities at a price of $0.40 per unit for aggregate gross proceeds of up to $4,000,000 (the "Offering"). Each unit will be comprised of one common share and one-half of one non- transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.80 for two years from closing of the Offering. On March 16, 2020, due to the instability in the financial markets caused by the COVID-19 pandemic, the Company cancelled this private placement. And paid $4,400 to investors in connection with this cancelled private placement.

During the year ended November 30, 2019

During the year ended November 30, 2019, the Company issued a total of 910,300 common shares for gross proceeds of $187,120 for 7,500 warrants exercised at a price of $0.60 per share, 307,800 warrants exercised at a price of $0.40 per share and 595,000 warrants exercised at a price of $0.10 per share. The Company also issued a total of 125,000 common shares for gross proceeds of $37,500 for 125,000 options exercised at a price of $0.30 per share.

(b) Stock Options

On November 12, 2014 the Company adopted an incentive stock option plan (the "Option Plan") which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.

During the year ended November 30, 2021

On January 21, 2021, the Company granted 1,550,000 incentive stock options to directors, consultants, and employees, options vested on grant date and with an exercise price of $0.75 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.75, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was estimated to be $1,022,995 and the amount was recognized on the consolidated statements of loss and comprehensive loss for the year ended November 30, 2021.

On June 10, 2021, the Company granted 150,000 incentive stock options to a consultant, options vested on grant date and with an exercise price of $0.50 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.485, volatility 100%, risk-free rate 0.82%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $53,682 and the amount was recognized on the consolidated statements of loss and comprehensive loss for the year ended November 30, 2021.

The Company also recorded $67,665 stock-based compensation related to prior years' stock options that were vested in the year. For the year ended November 30, 2021, the Company recorded an aggregate amount of $1,144,342 (November 30, 2020 - $479,107 and 2019 - $692,091) as stock-based compensation on the consolidated statements of loss and comprehensive loss.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(b) Stock options (continued)

During the year ended November 30, 2020

During the year ended November 30, 2020, 200,000 (2019 - 150,000) options issued to a director and a consultant were cancelled before vesting.

During the year ended November 30, 2019

On January 16, 2019, the Company granted 2,300,000 stock options, which are exercisable for a period of five years, at a price of $0.60 per share. During the year, 150,000 of these stock options were cancelled. The remaining 2,150,000 stock options vest as follows: (i) 1,075,000 options on January 15, 2020, (ii) 268,750 options on April 15, 2020, (iii) 268,750 options on July 15, 2020, (iv) 268,750 options on October 15, 2020, and (v) 268,750 options on January 15, 2021. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.54, volatility 100%, risk-free rate 1.93%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $913,140, which will be expensed over the vesting period.

On March 21, 2019, the Company granted an aggregate of 350,000 incentive stock options to consultants of the Company with an exercise price of $0.60 per share for a period of five years from the date of grant. The stock options vest as follows: (i) 175,000 options on March 20, 2020, (ii) 43,750 options on June 20, 2020, (iii) 43,750 options on December 20, 2020, (iv) 43,750 options on March 20, 2021, and (v) 43,750 options on June 20, 2021. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.57, volatility 100%, risk-free rate 1.56%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $147,613, which will be expensed over the vesting period.

On November 29, 2019, the Company granted an aggregate of 650,000 incentive stock options to consultants and a director of the Company with an exercise price of $0.50 per share for a period of five years from the date of grant. The stock options vest as follows: (i) 325,000 options on November 30, 2020 and (ii) 325,000 options on November 30, 2021. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.49, volatility 100%, risk-free rate 1.49%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $236,809, which will be expensed over the vesting period.

Stock option transactions and the number of stock options outstanding as at November 30, 2021, 2020 and 2019 are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, November 30, 2019	3,150,000	$0.30
Cancelled	(200,000)	0.60
Balance, November 30, 2020	2,950,000	0.58
Granted	1,700,000	0.73
Exercised	(425,000)	0.52
Balance, November 30, 2021	4,225,000	$0.65

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(b) Stock options (continued)

The following summarizes the stock options outstanding at November 30, 2021:

				Weighted average	Weighted
	Exercise	Numbers of options	Numbers of options	remaining contractual	average exercise
Expiry Date	Price	outstanding	exercisable	life (year)	price
	$				$
January 15, 2024	0.60	2,050,000	2,050,000	1.03	0.29
March 20, 2024	0.60	150,000	150,000	0.08	0.02
November 28, 2024	0.50	325,000	325,000	0.23	0.04
January 21, 2026	0.75	1,550,000	1,550,000	1.52	0.28
June 10, 2026	0.50	150,000	150,000	0.16	0.02
		4,225,000	4,225,000	3.02	0.65

(c) Share purchase warrants

During the year ended November 30, 2021

On August 9, 2021, the Company issued 5,916,250 common share purchase warrants as part of the private placement. Each warrant is exercisable to purchase one common share at an exercise price of

$0.50 per share until August 9, 2026.

On August 9, 2021, the Company also issued 325,750 warrants as finder's warrants as described in note 12(a) in connection with the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.50 per share until August 9, 2026. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.35, volatility 100%, risk-free rate 0.88%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $79,032.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(c) Share purchase warrants (continued)

On January 29, 2021, the Company issued 3,350,000 common share purchase warrants as part of the private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.25 per share until January 29, 2026.

On January 29, 2021, the Company also issued 222,400 warrants as finder's warrants as described in note 8(a) in connection with the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.50 per share until January 29, 2026. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.52, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $95,395.

During the year ended November 30, 2020

On September 30, 2020, the Company granted 692,583 common share purchase warrants as part of a non-brokered private placement and binding agreement with Aerowave Corporation. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until September 30, 2022.

On May 15, 2020, the Company granted 3,718,831 common share purchase warrants as part of a non- brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until May 15, 2022.

On April 24, 2020, the Company granted 3,128,334 common share purchase warrants as part of a non- brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until April 24, 2022.

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2021, 2020 and 2019 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2019	-	$-
Warrants granted	7,539,748	0.90
Warrants exercised	(1,233,334)	0.11
Balance, November 30, 2020	6,306,414	0.23
Warrants granted	9,814,400	0.08
Warrants exercised	(6,129,572)	0.01
Balance, November 30, 2021	9,991,242	$0.41

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(c) Share purchase warrants (continued)

The following summarizes the stock warrants outstanding at November 30, 2021:

Expiry Date	Exercise Price	Number of Warrants outstanding and exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$			$
May 15, 2022	0.20	160,500	0.01	0.00
September 30, 2022	0.50	400,582	0.03	0.02
January 29, 2026	0.25	3,188,160	1.33	0.08
August 9, 2026	0.50	6,242,000	2.93	0.31
		9,991,242	4.30	0.41

13. FINANCIAL RISK MANAGEMENT

The Company's financial assets consist of cash, accounts receivable and due from related parties. The estimated fair values of cash, accounts receivable, and due from related parties approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

a. Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities;

b. Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

c. Level 3 - inputs that are not based on observable market data.

For the years ended November 30, 2021 and 2020, the fair values of the cash, accounts receivable, accounts payable, and amounts due to and from related parties, and loan payable approximate the book value due to the short-term nature.

The Company is exposed to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short- term business requirements, after taking into account cash flows from operations and the Company's holdings of cash. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements.

The Company's cash is currently invested in business accounts which is available on demand by the Company for its operations.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

13. FINANCIAL RISK MANAGEMENT

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company has no significant interest rate risk due to the short-term nature of its interest generating assets.

Credit Risk

Credit risk is the risk of a loss when a counterparty to a financial instrument fails to meet its contractual obligations. The Company's exposure to credit risk is limited to its cash. The Company limits its exposure to credit risk by holding its cash in deposits with high credit quality financial institutions in Canada, USA and United Kingdom.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, leases, amounts due to and from related parties, and accounts payable that are denominated in US dollars and British Pound Sterling. A 10% fluctuations in the US dollar and British Pound Sterling against the Canadian dollar have affected comprehensive loss for the year by approximately $1,200 (2020 - $7,085 and 2019 - $1,100).

14. SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended November 30, 2021, 2020 and 2019, the Company has the following non-cash investing and financing activities:

	November 30, 2021 $	November 30, 2020 $	November 30, 2019 $
Non-cash financing activities:
Fair value of options granted and vested	1,144,342	479,107	-
Fair value of options exercised	158,106	-	13,590
Fair value of options cancelled and expired	-	-	59,553
Fair value of warrants granted	174,427	83,109	127,254
Fair value of warrants exercised	36,859	-	-
Shares issued for finders	100,500	-	-
Shares issued for options exercised	-	-	37,500
Shares issued for warrants exercised	-	-	187,120
Non-cash investing activities:
Shares to be issued for acquisition of inventory	-	-	22,800
Shares issued for consulting services	307,734	125,000	-

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

15. COMMITMENTS

As at November 30, 2021, the Company has the following commitments:

The Company signed a consulting agreement with an unrelated party whereby the consultant will assist the expansion of the Company's network in Europe. The agreement commenced in October 2021 for a period of 12 months with a monthly fee of $90,000.

PRT UK has a license fee agreement whereby it will lease a parcel of land for an annual fee of £1,500 until April 30, 2024.

PRT USA has a warehouse lease until June 3, 2022 with a monthly fee of US$1,500.

In November 2018, PRT USA entered into two-year lease agreement for leased premises (Note 16) in Plymouth, Massachusetts, commenced December 1, 2018 and ended on November 30, 2020. On December 31, 2020, the Company renewed this lease agreement to November 30, 2023. The minimum base rent for the remaining lease term are: US$3,188 per month from December 1, 2021 to November 30, 2022; and US$3,284 per month from December 1, 2022 to November 30, 2023 (Note 16).

On April 1, 2020 the Company entered into an agreement with a Director of the Company to provide consulting services. In line with this, the Company shall pay $250,000 annually either through cash in 12 monthly installments at the end of each calendar month or through the issuance of such number of common shares of the Company of equal value in four equal quarterly installments, in arrears (Note 8).

The Company has certain commitments related to key management compensation for approximately $35,875 per month with no specific expiry of terms (Note 8).

16. RIGHT-OF-USE ASSETS AND LEASE LIABILITY

Right-of-use Assets

The following is the continuity of the cost and accumulated depreciation of right-of-use assets, for the year ended November 30, 2021 and for the year ended November 30, 2020:

Opening balance, December 1, 2019	$-
Recognition upon adoption of IFRS 16	152,864
Amortization expense	(38,216)
Balance, November 30, 2020	114,648
Amortization expense	(35,654)
Cumulative translation adjustment	(6,260)
Balance, November 30, 2021	$72,734

During the year ended November 30, 2020, the Company recognized right-of-use assets and corresponding lease liabilities upon the adoption of IFRS 16 related to its Massachusetts premises under lease (Note 15). The right-of-use assets are depreciated on a straight-line basis over the terms of the underlying lease agreements.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

16. RIGHT-OF-USE ASSETS AND LEASE LIABILITY (continued)

Lease liability

The following is the continuity of lease liability, for the years ended November 30, 2021 and 2020:

Opening balance, December 1, 2019	$-
Recognition upon adoption of IFRS 16	152,864
Lease payments	(48,473)
Interest on lease liability	20,449
Balance, November 30, 2020	$124,840
Lease payments	(48,175)
Interest on lease liability	14,760
Cumulative translation adjustment	(5,079)
Balance, November 30, 2021	$86,346
Current Portion	$39,221
Long-term portion	$47,125

As at November 30, 2021, the minimum lease payments for the lease liabilities are as follows:

Year ending:
2022	$48,l943
2023	50,403
99,346
Less: Interest expense on ease liabilities	(13,000)

Total present value of minimum lease payments	$86,346

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

17. BREAKDOWN OF EXPENSES

General and Administrative Expenses	Note	2021	2020	2019
Accounting and audit fees	8	$80,162	$67,282	$80,415
Amortization	5,6,16	143,783	41,201	1,717
Consulting fees	8	456,296	275,182	125,685
General office expenses		205,710	111,394	68,602
Insurance		21,837	11,928	5,416
Interest and accretion	16	14,760	20,449	-
Legal fees		191,686	74,528	103,535
Management fees	8	118,000	110,125	125,390
Rent	8	42,822	35,325	77,186
Stock-based compensation	8,12	1,144,342	479,107	692,091
Transfer agent and filing fees		82,825	77,919	111,709
Wages, salaries and benefits	8	817,858	292,218	513,729
Total		$3,320,081	$1,596,658	$1,905,475

Research and Development	2021	2020	2019
Labor	$930,269	$386,044	$399,720
Materials	54,737	-	-
Total	$985,006	$386,044	$399,720

Selling expenses during the year ended November 30, 2021 consisted of business development expenses amounting to $709,010 (2020 - $1,081,478; 2019 - $739,615).

18. SEGMENTED INFORMATION

The Company operates in one business segment which is focusing on developing technologies as described in Note 1 in the USA and UK.

The Company's revenues were generated from operations in the USA and UK with no concentration of customers. All the long-lived assets are located in the U.S. and UK as of November 30, 2021 and 2020. The following table summarizes the revenue and long-lived assets by geographical location:

	Canada	USA	UK	Total

For the year ended November 30, 2021
Revenues	$-	$79,795	$104,601	$184,396
Gross Profit	-	27,703	53,584	81,287

For the year ended November 30, 2020
Revenues	$-	$70,931	$-	$70,931
Gross Profit	-	39,615	-	39,615

For the year ended November 30, 2019
Revenues	$-	$28,257	$-	$28,257
Gross Profit	-	16,366	-	16,366

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

18. SEGMENTED INFORMATION (continued)

Geographical information relating to the Company's non-current assets (other than financial instruments) is as follows:

	Canada	USA	UK	Total
For the year ended November 30, 2021
Equipment	$-	$147,395	$146,793	$294,188
Right of use asset	-	72,734	-	72,734
Intangible assets	-	-	549,679	549,679

For the year ended November 30, 2020
Equipment	$-	$66,818	$-	$66,818
Right of use asset	-	114,648	-	114,648

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

19. INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statement of operations and comprehensive loss for the years ended November 30, 2021 and 2020:

	2021	2020	2019
Net loss before tax and comprehensive loss	(4,944,231)	$(2,924,236)	$(4,612,286)
Combined statutory tax rate	19% to 29.7%	27.00%	27.00%

Expected income tax (recovery)	$(1,278,990)	$(789,544)	$(1,245,317)
Permanent differences	310,228	-	-
Non-deductible items and others	19,811	44,866	61,781
Goodwill impairment	-	-	186,864
Change in estimates	-	-	(214,745)
Change in deferred tax assets not recognized	948,951	744,678	965,938
Income tax expense (recovery)	$-	$-	$(245,479)

Significant components of the Company's unrecognized deferred tax assets (liabilities) for the years ended November 30, 2021 and 2020 are shown below:

	2021	2020
Non-capital losses	$2,641,159	$1,711,987
Capital losses	21,062	21,062
Equipment	1,511	863
Share issuance costs	29,036	21,843
Intangible assets	397,156	386,345
Others	13,498	12,371
Net deferred tax assets	$3,103,422	$2,154,471

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended November 30, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

19. INCOME TAXES (continued)

Non-capital losses carryforward:

The Company has non-capital loss carryforwards and net operating losses, for which no deferred tax asset has been recognized of approximately $9,703,024 (2020 - $6,111,538) which may be carried forward to apply against future income for Canadian, USA and United Kingdom income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry	2021
2031	$2,937
2032	73,161
2033	59,622
2034	117,154
2035	122,790
2036	138,822
2037	127,413
2038	675,203
2039	2,350,798
2040	2,443,638
2041	3,591,486
TOTAL	$9,703,024

20. SUBSEQUENT EVENTS

(a) On December 31, 2021, the Company issued 78,125 common shares as compensation for consulting fees to a director valued at a total of $17,188.

(b) In February 2022, a 125,000 stock options with exercise price of $0.50 were cancelled.